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                                                                     EXHIBIT "D"

                                     CONTACT: Rolf Reininghaus
                                              President
                                              Crystaal Corporation
                                              Kenneth Howling
                                              Chief Financial Officer
                                              (416) 285-6000

FOR IMMEDIATE RELEASE:

            * BIOVAIL TO MARKET CENTOCOR'S  RETAVASE(TM) IN CANADA*
     - PRODUCT APPROVED FOR MARKETING - TO BE LAUNCHED IN FOURTH QUARTER -

     TORONTO, Canada, September 15, 1998 - Biovail Corporation International (NYSE, TSE: BVF) today announced that it has entered into an agreement with Centocor, Inc. (NASDAQ:CNTO) for the exclusive distributorship of Retavase(TM) (reteplase) in Canada. Retavase, a fibrinolytic agent, has been approved for marketing by the regulatory authorities in Canada and will soon be available to hospitals nationwide. The new "clot busting" product is expected to help treat the 200,000 Canadian patients suffering from heart attacks each year.

     Retavase, a biotechnology product, was developed by Boehringer Mannheim GmbH prior to its recent merger with Roche Holding AG. Centocor, headquartered in Malvern, PA, acquired the USA and Canadian rights to Retavase from Roche Holding AG earlier this year.

     Crystaal Corporation, a wholly owned subsidiary of Biovail, intends to begin marketing Retavase in the fourth quarter of 1998. The up-front payments made upon execution of the agreement amount to U.S. $4 million. Biovail will purchase Retavase from Centocor at a pre-agreed supply price and will pay Centocor a royalty on sales.

     Rolf Reininghaus, President of Crystaal, commented that "Retavase will enable Crystaal to establish a strong foothold in the acute care market segment and will help further the company's ongoing efforts to solidify and expand its relationship with leading cardiovascular specialists and hospitals in Canada."



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     According to Health Canada - Laboratory Center for Disease Control,
Cardiovascular disease is now the leading cause of death in Canada, accounting for 37% of all deaths. Ischemic Heart Disease (IHD) is responsible for the greatest percentage of deaths with 21%, of which half are attributable to acute myocardial infarction (AMI). Cardiovascular disease was the most expensive disease category according to 1995 statistics, representing $7.3 billion or 17% of the total direct costs of all illnesses.

     Fibrinolytic agents are used to treat patients who suffer from heart attacks. Widespread research has shown that one of the most effective treatments for a heart attack caused by a blood clot is to quickly administer a fibrinolytic agent to restore blood flow to the affected artery. Retavase is the only fibrinolytic that can be administered through a simple two-shot injection rather than by way of a continuous intravenous infusion.

     Crystaal Corporation, a wholly owned subsidiary of Biovail Corporation International, is engaged in the registration, marketing, sale and distribution of branded pharmaceutical products developed by Biovail or acquired from third parties worldwide. Crystaal is currently marketing Tiazac(R), Biovail's once-daily controlled release diltiazem formulation and has secured the exclusive marketing rights to Brexidol(TM), a once-daily analgesic product, Corlopam(TM), an antihypertensive agent for in-hospital use and d-methylphenidate, a chiral preparation for the treatment of Attention Deficit Hyperactivity Disorder.

     Biovail Corporation International is an international full-service pharmaceutical company, engaged in the formulation, clinical testing, registration and manufacture of drug products utilizing advanced drug delivery technologies.

     "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995.

     To the extent any statements made in this release contain information that is not historical, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting FDA and TPD approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the company's filings with the Securities and Exchange Commission.